December 10, 2009

Matthew Crispino

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

RE: OPNET Technologies, Inc. (File No. 000-30931) Response to Division of Corporation Finance comments on Form 10-K for the year ended March 31, 2009

Dear Mr. Crispino:

On November 19, 2009 OPNET Technologies, Inc. (the “Company”) received written comments from the Staff of the Division of Corporation Finance (the “Staff”) regarding certain disclosures under the section, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, certain disclosures under the section, “Quantitative and Qualitative Disclosures About Market Risk”, and certain disclosures under the section, “Executive Compensation” in the Company’s Form 10-K for the fiscal year ended March 31, 2009. The numbered responses set forth below contain each of the Staff’s comments highlighted in bold type and correspond to the numbered comments contained in the comment letter.

Comment No. 1:

We note the disclosure in your document related to the following matters:

•

Transactions with United States government agencies, which accounted for approximately 35%, 41% and 43% of your total revenue for fiscal years 2009, 2008 and 2007, respectively, involve firm fixed-price contracts;

•

Professional services, which accounted for 23.7%, 27.4% and 25.1% of your total revenue for fiscal years 2009, 2008 and 2007, respectively, produce a significantly lower margin than do other types of revenue; and

•	Your future revenue is substantially dependent upon your existing customers continuing to license additional products, renew maintenance agreements, and purchase additional services.

Please tell us whether you considered discussing these, or other important matters, on which you focus in evaluating financial condition and operating performance. For guidance, see Section III.A of SEC Release 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Company’s Response:

After consideration of the Staff’s comment, the Company confirms it will expand on its existing disclosure in future filings to include additional discussions regarding the areas it focuses on in evaluating financial condition and operating performance. The Company confirms that the discussion contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Form 10-K did include a discussion of important topics company executives focus on to measure and improve the financial condition and operating performance of the Company; however, the Company will expand on these discussions in future filings.

In the MD&A section of the Company’s Form 10-K, the Company discussed its general approach to generating transactions with United States government agencies, as it notes on page 24 that it focuses sales, marketing, and other efforts on United States government opportunities. The Company will expand disclosure in future filings providing additional detail regarding its current efforts and known or anticipated trends resulting from these efforts.

In the MD&A section of the Company’s Form 10-K, the Company discussed important factors impacting its professional services revenue. The Company discussed on page 26 that its ability to increase professional services revenue will depend, in part, upon its ability to maintain several large consulting contracts with the United States government. The Company also discussed on page 38 that gross margin on professional services revenue is substantially lower than gross margin on its other revenue sources due to the low cost of delivering new software licenses and providing technical support and maintenance compared with the relatively high personnel costs associated with providing consulting services. The Company will expand this disclosure in future filings providing additional detail regarding the percentage of professional services revenue generated by the United States government, and any known or anticipated trends impacting its ability to maintain its large consulting contracts with the United States Government, the percent of professional services revenue generated by the United States government, and any known or anticipated trends impacting the gross margin on its overall professional services revenue.

In the MD&A section of the Company’s Form 10-K, the Company discussed important factors impacting the Company’s ability to generate future revenue. The Company discussed on page 27 that continued investment in research and development will be required to maintain its competitive position and broaden its software product lines, as well as enhance the features and functionality of its current software products. The Company also discussed on page 27 that it depends upon its direct sales model to generate revenue and believes that increasing the size of its quota-carrying sales team is essential for long-term growth. The Company will expand this disclosure in future filings providing additional detail regarding how these important factors will impact its ability to generate future revenue from existing versus new customers given current competitive and economic factors, and how it views the Company’s need and ability to add quota-carrying salespeople given current competitive and economic factors.

Comment No. 2:

We note your statement in this section that software license updates, technical support and service revenue growth rates are affected in part by the renewal rate of annual maintenance contracts by existing customers. Please tell us if you considered providing data regarding the renewal rates of annual maintenance contracts by existing customers, as well as a discussion of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on such renewal rates.

Company’s Response:

After consideration of the Staff’s comment, the Company confirms it will enhance its future filings to include additional discussions regarding factors impacting the revenue growth rate of software license updates, technical support and service revenue, as well as a discussion of any known trends or uncertainties that it believes would have an impact on customer maintenance renewals.

The Company confirms that it considered providing further data regarding renewal rates as well as known trends affecting renewal rates. The Company has not traditionally calculated an overall renewal rate applicable to the renewal of annual maintenance contracts. The Company believes that enhanced disclosure regarding a known factor, the portion of its deferred revenue that relates to the purchase of maintenance contracts, would provide enhanced visibility into future revenue related to software license updates, technical support and services. If the Company had included a disclosure in its 2009 Form 10-K identifying the amount of its deferred revenue that relates to the purchase of maintenance contracts, the disclosure would have been similar to the following, which has been marked to indicate changes:

Software License Updates, Technical Support and Services Revenue. Software license updates, technical support and services revenue was $43.1 million, $34.8 million, and $28.1 million, in fiscal 2009, 2008, and 2007, respectively, representing increases of 23.8% in fiscal 2009 from fiscal 2008 and 24.0% in fiscal 2008 from fiscal 2007. Software license updates, technical support and services revenue growth rates are affected by overall new software license revenue growth rates, as well as the annual renewal of maintenance contracts by existing customers. The increase in software license updates, technical support and services revenue in fiscal 2009 and fiscal 2008 primarily reflected increases in the overall customer installed base as compared to the prior fiscal year. Increases in the overall customer installed base increase the demand for annual renewals of maintenance contracts.

The amount of our deferred maintenance contracts is a key factor in determining the near-term growth of our software license updates, technical support and services revenue. The balance of deferred maintenance contracts generally increases with sales of new software licenses and increases with renewals of annual maintenance contracts. The amount of deferred maintenance contracts was $29.0 million, $24.0 million, and $19.4 million at March 31, 2009, 2008, and 2007, respectively. The amount of deferred maintenance contracts will generally be recognized as software license updates, technical support and services revenue over the life of each individually purchased maintenance contract, which is typically a twelve-month period.

Comment No. 3:

You state on page 41 that you expect working capital needs to increase in the foreseeable future in order for you to execute your business plan and growth strategies, and that operating activities and planned capital expenditures will constitute a material use of your cash resources. Please tell us whether you considered including a reasonably detailed description, including quantitative estimates, regarding material planned or anticipated capital expenditures that may result from a known demand or growth trend. In this regard, we note the risk factor discussed under the subcaption “If we do not expand our sales force, we may be unable to increase sales” on page 13 and your statement that you intend to expand your operations and increase the number of your full-time employees on page 15. For guidance, see Section III.B of SEC Release 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Company’s Response:

After consideration of the Staff’s comment and further review of SEC Release 33-6835, the Company acknowledges the need to clarify its discussion regarding its working capital needs and capital expenditures. The planned capital expenditures the Company discussed were routine in nature and were expected to be incurred in the Company’s normal course of business. While the Company did expect operating activities to constitute a material use of its cash resources, the Company did not expect planned capital expenditures due to its expanding sales force, or a known demand or growth trend, to constitute a material use of its cash resources. The Company anticipates that its disclosure in future filings would be similar to the following, which has been marked to indicate changes:

We expect working capital needs to increase in the foreseeable future in order for us to execute our business plan and growth strategies. We anticipate that operating activities, as well as expected capital expenditures incurred in the normal course of business, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products as well as repurchase our common stock in accordance with our stock repurchase program authorized by our Board in February 2008, and the payment of dividends.

The Company confirms that, in the event material planned capital expenditures are expected in future periods resulting from the Company’s business plan, growth strategies or known trends, it will quantify the amount of planned capital expenditures in future filings.

Comment No. 4:

In assessing your sensitivity to foreign currency exchange rate risk, you assume a hypothetical 5% change in exchange rates. Please explain in your response why you believe the use of a hypothetical change in exchange rates that is less than 10% is appropriate. See Instruction 3.A to Item 305(a) of Regulation S-K.

Company’s Response:

After consideration of the Staff’s comment, further review of Item 305(a) of Regulation S-K, and review of its supporting documentation with respect to its disclosures, the Company notes that it did not have an economic justification for the selection of a hypothetical change in exchange rates that justified an amount of less or greater than 10%. The Company confirms that, in its future filings, absent economic justification for the selection of a different amount, it will present no less than a hypothetical 10% change in exchange rate risk and the Company will quantify the risk.

The Company notes that it has historically quantified and considered as part of its sensitivity analysis the impact both a hypothetical 5% and a hypothetical 10% change in exchange rates would have on the Company’s business, financial condition and results of operations while preparing its disclosures. Provided the Company had included a disclosure based on a hypothetical 10% change in exchange rates and quantified the hypothetical change in its fiscal 2009 Form 10-K, the disclosure would have been similar to the following, which has been marked for changes:

Our consolidated financial statements are denominated in United States dollars and, accordingly, changes in the exchange rate between foreign currencies and the United States dollar will affect the translation of our subsidiaries’ financial results into United States dollars for purposes of reporting our consolidated financial results. The accumulated currency translation adjustment, recorded as a separate component of stockholders’ equity, was negative $1.2 million and $541,000 at March 31, 2009 and 2008, respectively. A majority of our revenue transactions outside the United States are denominated in local currencies and the majority of operating expenses associated with our foreign subsidiaries are denominated in local currencies; therefore, our results of operations and financial condition are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound and the European Union euro.

We currently do not hedge foreign exchange rate risk. Approximately 21.1% of our total revenue for the year ended March 31, 2009 was generated from outside of the United States. Due to the limited nature of our foreign operations, we do not believe that a 10% change in exchange rates would have a material effect on our business, financial condition, or results of operations. Based on our revenue and operating expenses denominated in foreign currencies during the fiscal year ended March 31, 2009, a 10% increase or decrease in exchange rates would increase or decrease our consolidated net income by approximately $107,000.

Comment No. 5:

You state that the compensation of your named executive officers is based to a substantial extent on your company’s “performance and adjusted, as appropriate, based on the executive officer’s performance against personal performance objectives.” In your response, please describe the specific elements of corporate and individual performance taken into account for each component of executive compensation and describe how each component of executive compensation is structured and implemented to reflect these elements of corporate and individual performance. See Items 402 (b)(2)(vi) and (vii) of Regulation S-K. In this regard, we note that effective April 2008, your Compensation Committee increased the base salaries for Mr. Marc Cohen, Mr. Alain Cohen and Mr. Wesley. Please tell us how your Compensation Committee’s consideration of the individual performance of these executive officers, your corporate performance and competitive pay practices resulted in the above referenced base salary increases. See Item 402(b)(2)(ix) of Regulation S-K. In addition, please confirm that you will include this information in future applicable filings.

Company’s Response:

As disclosed in the Definitive Proxy Statement on page 22, when establishing salaries, bonus levels and stock awards for executive officers, the Compensation Committee generally considers (i) the Company’s financial performance during the past year and recent quarters, (ii) the individual’s performance during the past year and recent quarters and (iii) in the case of salary levels, the salaries of executive officers in similar positions of companies of comparable size and capitalization and other companies within the network and application performance management software industry. Historically, the most important company performance factors considered by the Committee have been revenues, revenue growth, profitability and operating cash flow. The Committee has typically evaluated these measures against the Company’s budget for the related year. The Committee also considers the individual performance of each executive officer, based on subjective assessments of his performance during the past year and recent quarters. The Committee does not have a practice of establishing formal performance goals for each executive at the beginning of a year and then measuring his performance against those goals at the end of the year or the end of each quarter. Instead, the

Committee makes a subjective determination of individual performance after the period is concluded. Because each of the executive officers has responsibilities that affect the Company on a company-wide basis, the Committee has typically measured their performance primarily on the basis of OPNET’s achievement of company-wide goals and has given relatively less consideration to individual performance factors.

The salary increases for Marc Cohen, the Chief Executive Officer, and Alain Cohen, the President and Chief Technology Officer, were based on a variety of factors. Among these factors were data reviewed by the Committee with respect to salary levels at other public software companies. In January 2008, the Committee received a report from an executive compensation consulting firm it had engaged to make recommendations about the design and structure of the Company’s compensation program for Marc and Alain Cohen. The Committee commissioned this study as a review of the overall compensation program for these executives and the study included a “straw model” for a potential comprehensive program. The study did not focus primarily on salary levels or view them in isolation, and the Committee did not regard it as a formal benchmarking exercise, but the study did include data about salary levels at other companies. In particular, the study analyzed data that showed the average salaries paid by the other companies to their chief executive officers and to their second most highly compensated executive, summing those amounts and dividing by two. This reflected the view of the Committee that both Marc and Alain Cohen have comparable duties and work closely together as co-managers to oversee the Company, and therefore that their compensation should be equal. The Committee did not adopt the overall “straw model” for compensating these two executives, but it did subsequently refer back to the salary data contained in the study when addressing the salary levels of Marc and Alain Cohen. The data assembled by the compensation consultant showed that the average salary levels of the two most highly compensated executives at these companies was approximately $325,000 at the 50th percentile. The Committee considered this data, together with trends in revenue, revenue growth, cost containment, profitability and cash flow of the Company, and increased Marc Cohen’s and Alain Cohen’s salaries to $325,000 effective as of April 30, 2008.

The salary increase for Mr. Wesley, the Chief Financial Officer, was based on the Committee’s goal of compensating him at a rate consistent with chief financial officers of other comparable, small-capitalization public software companies and on the Committee’s evaluation of his demonstration of effective, efficient performance and management of tasks and projects under his direct responsibility. In performing this assessment, the Committee evaluated Mr. Wesley’s performance on the basis of its own observations of his performance and on the basis of input regarding his performance provided by other executives, including that of Marc Cohen. In comparing his salary with that paid by comparable companies, the Committee used its knowledge of the industry and various data available to it.

In future filings, the Company will expand its disclosure to include more information about the individual and company-wide performance factors considered by the Committee and the basis for individual compensation decisions along the lines of the discussion above.

Comment No. 6:

You state that under your new incentive program, your Compensation Committee establishes a bonus pool, denominated in dollars, based primarily on your financial performance for the prior quarter, particularly revenue, and on “other factors.” In your response, please describe for us the “other factors” considered by your Compensation Committee in determining whether to establish the bonus pool. In addition, please tell us how your Compensation Committee determined the amount (and formula if applicable) of the shares of restricted stock awarded to each of your named executive officers. Finally, explain in your response how the award of shares of restricted stock and your decision to make such awards, fits into your overall compensation philosophy and effects decisions regarding other elements. See Items 402(b)(1)(v) and (vi) of Regulation S-K.

Company’s Response:

In determining the amount of the quarterly bonus pool, the Compensation Committee considers a variety of factors. As disclosed in the Definitive Proxy Statement on page 23, the size of the pool, and whether even to have a bonus pool, are entirely within the discretion of the Committee each quarter. Accordingly, they are entitled to consider any factor deemed by them to be relevant and the factors they consider may vary from quarter to quarter. Historically, the primary factor considered each quarter by the Committee has been the Company’s revenues for the prior quarter, but the Committee has also considered other factors, such as profitability, revenue growth rates and cash generation during the prior quarter. The Committee has primarily evaluated these measures against the amounts contained in the Company’s budget as in effect at the time of the evaluation.

Once the amount of the quarterly bonus pool, if any, is decided, the Committee then determines its allocation among the executive officers and other key employees. As discussed in the Definitive Proxy Statement on page 23, the Company’s Chief Executive Officer identifies proposed recipients of the quarterly bonus pool and makes a recommendation for the allocation of the quarterly bonus pool other than for himself and Alain Cohen. This recommendation is based primarily on his subjective judgment about the performance of each recipient he is proposing, input from Alain Cohen regarding the performance of those recipients with whom Alain Cohen has substantial interaction during the quarter, and his assessment of competitive pressures impacting the importance of retaining the respective recipients at the Company. The Committee first determines how much of the bonus pool should be allocated to Marc and Alain Cohen, based on its assessment of the overall availability and size of the pool as described above and on its subjective assessment of the relative performance of each in contributing to the factors the Committee considered in determining the pool (for example, revenue, profitability, revenue growth rates and cash generation during the prior quarter). The Committee then allocates the remainder of the pool to other employees after discussing the Chief Executive Officer’s recommendations with him. Historically, because of the direct involvement the Chief Executive Officer has with recipients and his ability to assess each recipient’s contribution to company-wide performance, the Committee has been largely deferential to the recommendations of the Chief Executive Officer with respect to employees who are not executive officers, adjusting his recommendations primarily when it appears to the Committee that a particular factor of evaluation is over- or under-weighted. In keeping with its views of the relative contributions of Marc and Alain Cohen described above, the Committee has typically awarded a similar bonus under this program to each of them in any given quarter.

The dollar amount allocated to each recipient is then translated into a number of shares of restricted stock as described in the Definitive Proxy Statement on page 23.

The following table shows the amount of bonuses awarded under the incentive program for each quarter in fiscal 2009 to each of the executive officers and to other key employees of the Company who received a bonus in the respective quarter. The Company will include a table similar to this in future filings. The Company believes this disclosure would be helpful to investors in understanding the amount of the overall bonus that has been awarded in each quarter during the year and also the relative proportion of the amounts awarded to each executive as compared to the other recipients in the pool.

Name	Q1		Q2		Q3		Q4
	$	Shares	$	Shares	$	Shares	$	Shares
Marc Cohen	21,552	1,892	—	—	20,833	2,384	—	—
Alain Cohen	21,552	1,892	—	—	20,833	2,384	—	—
Mel Wesley	6,897	605	—	—	8,333	953	—	—
Other key employees	245,690	21,570	—	—	225,001	25,744	—	—

The Committee believes that the structure of this incentive plan and the award of these quarterly bonuses in the form of restricted stock promote its overall compensation philosophy. As disclosed in the Definitive Proxy Statement on page 22, the Committee views equity grants as meeting a primary goal of the compensation program — to provide key employees who have significant responsibility for the management, growth and future success of the Company with the opportunity to participate in the financial gain from price increases in its common stock. The Committee believes that equity holdings help to align the interests of key employees with that of the public stockholders of the Company. In addition, the Committee believes that the vesting feature of these equity grants promote its general goal of executive retention because this feature provides an incentive to the executives to remain with the Company during the vesting period. Finally, the Committee believes that an incentive program which is discretionary each quarter, based largely on the recent performance of the company as a whole, is an effective way to motivate key employees and management to act as a team to maximize overall company results.

As discussed in the Definitive Proxy Statement on page 22, the Committee views each of the elements of the Company’s compensation program as related but distinct. Decisions about one individual element do not necessarily affect the decisions about other elements. For example, the Committee does not believe that significant compensation derived from one element of compensation, such as the restricted stock grants under the incentive program, should necessarily negate or reduce compensation from other elements.

In future filings, the Company will expand its disclosure to provide more information about the factors considered by the Committee in determining the quarterly bonus pool, the process of allocating the pool among its executive officers and other employees and the quarterly amounts so allocated along the lines of the discussion above.

Comment No. 7:

Please advise as to why you have not provided compensation data for your three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year. See Item 402(a)(3)(iii) of Regulation S-K.

Company’s Response:

The Company has provided executive compensation data for all of its executives. The Company confirms that, at the end of fiscal 2009, it had only three executive officers within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934. These were Marc Cohen, Chief Executive Officer, Alain Cohen, Chief Technology Officer and President, and Mel Wesley, Chief Financial Officer. The Company and its board of directors determined that these three individuals were its only executive officers. These three executives oversaw all the functions of the business, including sales, finance and administration, and there were no other individuals who were in charge of a principal business unit, division or function, who were officers performing a policy-making function or who were other persons performing similar policy-making functions, whether at the Company or any subsidiary. There were no additional executive officers at any other time during fiscal 2009.

The Company and its board of directors periodically reassess who on its management team constitutes an executive officer. This assessment is performed at least annually. If additional executive officers are identified, the Company would expand the executive compensation disclosure in subsequent filings accordingly.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate a response as soon as possible provided you have any remaining questions. Thank you in advance for your attention. Please feel free to contact Mel F. Wesley, Vice President and Chief Financial Officer, with any questions at (240) 497-3000.

Sincerely,

/s/ Mel F. Wesley
Mel F. Wesley
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)